SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 9,  2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.                                                                   Nokia Press Release dated September 9, 2003 and titled:

Nokia to publish mid-quarter update for 3Q on September 9, 2003 press release

September 9, 2003

Nokia expects EPS at the high end or slightly above third-quarter guidance

Nokia today provided a scheduled mid-quarter update to the company’s business outlook for the third quarter 2003.

Based on developments in the first two months of the third quarter, pro forma EPS (diluted) for the Nokia group is expected to be at the high end or slightly above previously stated guidance of EUR 0.15 to EUR 0.17. This mainly reflects continued strong mobile phone pro forma operating margins. Reported EPS (diluted) is also expected to be at the high end or slightly above the previously guided range of EUR 0.14 to EUR 0.16.

In mobile phones, the company continues to expect third-quarter sales to be flat or slightly down year on year, largely due to a major depreciation of the US dollar compared with the same period in 2002. Strong profitability at Nokia Mobile Phones is expected to continue. During the quarter, mobile phone volume growth for Nokia and the industry overall has been strong. Nokia continues to expect the company to show faster-than-market volume growth of well over 10% year on year for the third quarter.

In mobile networks, the market appears to be stabilising and ongoing restructuring at Nokia Networks is continuing on plan. Third-quarter sales at Nokia Networks are estimated to decline by 15% to 20% year on year, in line with previous guidance, while pro forma operating profit is now expected to be close to breakeven.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the mobile phone replacement market and the timing and success of the roll-out of new products and solutions based on 3G and subsequent new technologies; 2) demand for our products and solutions; 3) the development of the mobile software and services market in general; 4) the availability of new products and services by network operators; 5) market acceptance of new products and service introductions; 6) the intensity of competition in the mobile communications market and changes in the competitive landscape; 7) the impact of changes in technology; 8) general economic conditions globally and in our most important markets; 9) pricing pressures; 10) consolidation or other structural changes in the mobile communications market; 11) the success and financial condition of the Company’s partners, suppliers and customers; 12) the management of the Company’s customer financing exposure; 13) the success of our product development; 14) our success in maintaining efficient manufacturing and logistics as well as high product quality; 15) the ability of the Company to source quality components and research and development without interruption and at acceptable prices; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions; 17) inventory management risks resulting from shifts in market demand; 18) fluctuations in exchange rates, including, in particular, the fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 19) the impact of changes in government policies, laws or regulations; as well as 20) the risk factors specified on pages 11 to 18 of the Company’s Form 20-F for the year ended December 31, 2002.

Media and Investor Contacts:

Corporate Communications, tel.+358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

- Nokia plans a 3Q announcement for October 16, 2003.

- A results announcement for 4Q 2003 is planned for January 22, 2004.

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel